Filed by: Osisko Mining Corporation

This communication is filed pursuant to Rule 425

under The Securities Act of 1933, as amended

Subject Company: Brett Resources Inc.

Commission File No.: 132-02710

Date: April 14, 2010

OSISKO FORMALLY LAUNCHES FRIENDLY OFFER TO ACQUIRE BRETT

MONTREAL, QC — April 13, 2010.  Osisko Mining Corporation (“Osisko”) (TSX:OSK) (FRANKFURT:EWX) today has mailed to shareholders (the “Shareholders”) of Brett Resources Inc. (“Brett”) (TSX Venture:BBR) (FRANKFURT: A4N) and filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, the offer and take-over bid circular (collectively the “Offer Documents”), formally commencing Osisko’s friendly offer to acquire (the “Offer”) all of the outstanding common shares of Brett on the basis of 0.34 of an Osisko common share and $0.0001 in cash for each common share of Brett.  As previously announced, Osisko and Brett entered into a support agreement (“Support Agreement”) on March 21, 2010 providing for the terms of the Offer and the agreement by the board of directors of Brett to recommend that  Shareholders accept the Offer.  The consideration under the Offer represents a premium of 52.5% using the 20-day volume weighted average prices of Osisko and Brett quoted on the Toronto Stock Exchange and TSX Venture Exchange, respectively, for the 20 trading day period ending March 16, 2010.

In addition, Brett has prepared a Directors Circular in accordance with Canadian securities law requirements, which confirms that the board of directors of Brett has unanimously approved the Offer and has determined it is fair and is in the best interests of Brett and the Shareholders and that the board of directors of Brett unanimously recommends that Shareholders accept the Offer and tender their Brett common shares to the Offer.  The Directors Circular was mailed concurrently with the Offer Documents.

Full details of the Offer are contained in the Offer Documents and the Directors Circular and Shareholders are encouraged to read the documents and to consider the important information contained therein.  Copies of the Offer Documents and Directors Circular along with other relevant documents are available electronically at www.sedar.com.  The Offer is open for acceptance until 5:00 p.m. (Toronto time) on May 19, 2010.

Sean Roosen, President and CEO of Osisko commented “Since the announcement of the Support Agreement, we have met with a number of shareholders of both Osisko and Brett and are very pleased with the strong support that they have indicated in favour of the Offer. We believe that investors support our vision of building Osisko into a leading gold producer with future gold output anticipated to exceed 1 million ounces per annum.”

Osisko has retained Kingsdale Shareholder Services Inc. to act as both its information agent and depositary in connection with the Offer.

About Osisko Mining Corporation

Osisko Mining Corporation is currently developing the Canadian Malartic gold deposit and evaluating adjacent areas for a large-scale open pit, bulk-tonnage mining operation. The Canadian Malartic deposit currently represents one of the biggest gold reserves in Canada for a single deposit, and is still growing through ongoing drilling on new mineralized zones. Current reserves for the Canadian Malartic property (including the adjacent South Barnat deposit) are 8.97 million ounces, plus a global measured and indicated resource of 2.23 million ounces and an inferred resource of 0.47 million ounces (see press release of February 10, 2010).

About Brett Resources Inc.

Brett Resources Inc. is a Canadian minerals exploration company whose primary mandate is the discovery, acquisition, and development of precious metals systems, with particular expertise in Canada and Latin America. Since 2006 Brett’s primary focus has been the 100 percent owned Hammond Reef Gold Deposit in Ontario where an inferred resource of 6.70 million ounces of gold, 259.4 million tonnes at a grade of 0.8 grams per tonne utilizing a 0.3 gram per tonne gold cut-off has been outlined.

FOR FURTHER INFORMATION

Shareholders should contact the Information Agent, Kingsdale Shareholder Services Inc. at 1-877-659-1824, for assistance in accepting the Offer and in depositing their Brett common shares.  Brett common shares should be deposited under the Offer with the depositary, being Kingsdale Shareholder Services Inc.  Shareholders whose common shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such common shares under the Offer.

Osisko Mining Corporation

John Burzynski, Vice-President Corporate Development
(416) 363-8653

Sylvie Prud’homme, Manager, Investor Relations
(514) 735-7131
Toll Free: 1 (888) 674-7563

Brett Resources

Tony Perri, Manager, Investor Relations
(604) 488-0008

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Osisko or Brett. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

Osisko has also filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes the offer and take-over bid circular and prospectus relating to its offer to Brett shareholders. OSISKO URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE-OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Osisko with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free, from or by directing a request to Osisko’s investor relations department by telephone at 514-735-7131 or toll free at 1-888-674-7563, by fax at 514-933-3290 or by e-mail at ir@osisko.com, or by contacting the Information Agent, Kingsdale Shareholder Services Inc., toll free at 1-877-659-1824.

Forward-Looking Information

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Osisko and  Brett expect to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although Osisko and Brett believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, including, without limitation that all technical, economical and financial conditions will be met in order to put the Canadian Malartic Project and the Hammond Reef Gold Project into commercial production, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include gold prices, access to skilled consultants, mining development and mill production personnel, results of exploration and development activities, Osisko and Brett’s limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations market prices, continued availability of capital and financing and general economic, market or business conditions. These factors are discussed in greater detail in Osisko and Brett’s most recent Annual Information Forms, both of which are filed on SEDAR, which also provide additional general assumptions in connection with these statements. Osisko and Brett caution that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward-looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko and Brett believe that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release.

National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”)

Mr. Bob Wares, P.Geo., Executive Vice-President and COO of Osisko, a Qualified Person under NI 43-101, has read and approved the scientific and technical information in this document.  Mr. Joe Ringwald, P.Eng. and Vice-President of Brett, a Qualified Person under NI 43-101 has read and approved the technical information in this document. This document uses the terms measured, indicated and inferred resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that mineral resources are not economic mineral reserves and that the economic viability of resources that are not mineral reserves has not been demonstrated. In addition, inferred resources are considered too geologically speculative to have any economic considerations applied to them. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for Preliminary Assessment as defined under NI 43-101. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category, nor can it be assumed that further work on resources will lead to mineral reserves that can be mined economically. For further information on the Canadian Malartic project, please see Osisko’s “Updated Resource and Reserve Estimates for the Canadian Malartic Project, Malartic, Quebec” completed by Elzéar Belzile, Ing., and Louis-Pierre Gignac, Ing., March 22, 2010.  For further information on Hammond Reef please see Brett’s “Preliminary Assessment of the Hammond Reef Gold Project, Atikokan, Ontario, Canada”; completed by Scott Wilson Roscoe Postle Associates Inc., November 27, 2009.